Exhibit 99.1

Glass House Brands Provides Updated Guidance for Fourth Quarter and Full Year 2024

-	We anticipate that Full Year 2024 Revenue will be a record high $200 to $202 million, up 25% year-over-year at the midpoint of updated guidance
-	We expect Q4 Revenue to be in the range of $52 to $54 million, up 31% year-over-year at the midpoint of updated guidance
-	We anticipate Q4 2024 cost of production will be below $115 per pound, and well below previous guidance of $125
-	We expect fourth quarter adjusted EBITDA will be $7 to $9 million, versus prior guidance of $3 million to $5 million, and that operating cash flow will be $7 to $9 million versus prior guidance of breakeven to negative $1 million
-	Year-end Cash and Restricted Cash is expected to be approximately $37 million

LONG BEACH, Calif. and TORONTO, February 11, 2025 -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., provided updated guidance for key metrics for Q4 2024 and Full Year 2024.

“I’m very excited to share that we are updating our guidance for Q4 2024 and Full Year 2024 for key financial metrics,” Kyle Kazan, Co-Founder, Chairman and Chief Executive Officer of Glass House, commented. “2024 marked another year of rapid growth capped off by a fourth quarter that we expect to exceed the guidance provided in our Q3 2024 earnings call across all key areas – including revenue, gross margin, cultivation cost per pound, average selling price, adjusted EBITDA and operating cash flow. We expect to set new record highs for a variety of financial measures, including full year revenue, wholesale biomass production and Adjusted EBITDA.”

“I want to extend my sincere thanks to our shareholders for your continued trust and support of our vision. We are also grateful to our employees, business partners, consumers and the communities we serve for their invaluable contributions to our continued success. We will provide an outlook for 2025 in late March when we announce our final results.”

Q4 2024 and Full Year 2024 Updated Guidance

For the fourth quarter of 2024, we expect total revenue to be between $52 to $54 million versus previous guidance of $47 million to $49 million. This would represent growth of 31% YoY at the midpoint of updated guidance as we project growth will exceed 20% for all three business segments (Wholesale, Retail and CPG).

We project average selling price will exceed $215 per pound for our wholesale biomass business, compared to previous guidance of $195 to $200 per pound and to $229 per pound in Q3. During the fourth quarter, pricing exhibited the typical quarterly seasonal bounce back, while our previous guidance had assumed a more muted seasonal rebound in pricing. We anticipate that Q4 2024 cost of production will be below $115 per pound, well below previous guidance of $125 per pound.

We project that consolidated gross margin for the fourth quarter of 2024 will be in the low 40s, compared to our guidance of ‘in the high 30% range’. This reflects the stronger than projected rebound in Q4 wholesale biomass pricing, the projected lower cost of cultivation and anticipated stronger than expected margins from our retail business.

We anticipate that fourth quarter adjusted EBITDA will be $7 to $9 million, versus previous guidance of $3 million to $5 million, and that operating cash flow will be $7 to $9 million versus previous guidance of break-even to negative $1 million. We estimate year-end 2024 cash balance will be approximately $37 million versus previous guidance of $23 million. The increase in our guidance for projected ending cash level is attributable to higher revenue, lower cost of production, lower inventory levels and different timing of capex payments than was assumed in our previous guidance. The previous guidance did not include any payments related to the Employee Retention Tax Credit. During the quarter we received $0.4 million leaving $11.1 million we expect to receive in 2025.1 We anticipate that actual capex for Q4 will be $2.5 to $3.0 million versus guidance of approximately $6 million which included $5 million of Phase III capex spending. The majority of Q4 Capex was spent on Phase III expansion.

Turning now to full year 2024 preliminary results, our updated guidance implies the following full year results:

We expect that revenue will be a record high $200 to $202 million, up 25% year-over-year versus the midpoint of updated guidance and representing a compound average annual growth rate of 47% since 2021.

We project the full year average selling price for wholesale biomass to exceed $243 per pound, versus $312 per pound in 2023. We anticipate full year 2024 cost of production will be below $125 per pound, versus $136 in 2023.

We expect combined 2024 Retail and Wholesale CPG revenue to exceed $61 million and we project that both business segments grew by over 10% year-on-year, respectively. As regards retail, adjusting out the effect of our Turlock store which was opened in April 2023, we expect same store sales will grow around 10% outpacing the overall California retail market, which fell by 6% per Headset data, by an astonishing 16 percentage points.

We anticipate that full year 2024 consolidated gross margin will be in the high 40% range, compared to 50.3% in 2023. We are very pleased with our team’s performance, given the more than 20% decline in average wholesale biomass selling price (based on updated guidance) and the deep discounts that characterized our retail dispensary strategic pricing plan. This performance has been enabled by reduced cultivation costs, tight cost management within the retail operation and the cost saving initiatives we applied in our CPG supply chain and manufacturing processes.

We project that full year 2024 adjusted EBITDA will be $38 to $40 million, our second straight year of positive adjusted EBITDA and a 59% year-over-year increase at the midpoint of updated guidance, as well as a nearly $60 million increase versus 2022.

We started 2024 with $33 million in cash and restricted cash and expect to end it with approximately $37 million. This was accomplished with minimal fund-raising (Please see ATM discussion below). We anticipate that operating cash flow will be between $27 million to $29 million, a 21% increase at the midpoint of updated guidance versus 2023 despite start-up working capital investment in Greenhouse 5.

As previously announced, during December 2024 the Company implemented a new $25 million at-the-market share distribution program (the “ATM Program”), intended to increase its financial flexibility and support its expansion plans. During the fourth quarter of 2024, we made limited use of the facility as we felt market conditions were not well-suited to fund-raising. In all, we sold 10,000 common equity shares at an average price of $6.72 per share for aggregate net proceeds of approximately $65,600.

We began Phase III expansion in the fourth quarter of last year, beginning the retrofit of Greenhouse 2 along with investment in ancillary support facilities. Consistent with prior guidance, we expect to start generating revenue from Greenhouse 2 by the fourth quarter of 2025, with production estimated at 275,000 pounds in its first full year.

As regards the potential commercial sale and distribution of hemp-derived cannabis, we continue to closely monitor both state and federal regulatory developments with a view to announcing our hemp strategy during Q2 2025.

Footnotes

1.	Glass House applied for a total of $11.5 million in ERTC refunds, of which $423,000 was received in Q4 2024.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through Its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which  includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the Company's financial outlook or operational plans and statements related to future market conditions. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com